Exhibit 99.1

MDJM Enters Into Strategic Cooperation Agreement with Xinnong Chuang

TIANJIN, China, April 17, 2019 (GLOBE NEWSWIRE) – MDJM Ltd (the “Company” or “MDJM”), an emerging, integrated real estate service company in China, announced today that on March 29, 2019, the Company through its majority-owned subsidiary, Xishe Xianglin (Tianjin) Business Operations & Management Co., Ltd., entered into a strategic cooperation agreement (the “Agreement”) with Shandong Xinnong Chuang Tianze Agriculture Co., Ltd.(“Xinnong Chuang”), pursuant to which the Company shall provide project planning services for Xinnong Chuang 24 episodes • Taishan Tianze Idyllic Complex (the “Project”) and construct Xinnong Chuang’s Corporate Identity System (“CIS”).

Pursuant to the Agreement, the Project is located in the Gaoxin district of Taian City in Shandong Province, covering 18,000 mu (approximately 2,965 acres). The Company shall provide Xinnong Chuang project planning services and CIS construction services. As part of the Agreement, the Company agrees to seek suitable third-party partners to provide design solutions and execute such solutions, as well as to adequately prepare the Project to meet provincial-level standards. In exchange of the Company’s services, Xinnong Chuang is expected to pay the Company according to terms of the Agreement.

Mr. Siping Xu, Chairman and Chief Executive Officer of MDJM, stated, “We are pleased to announce this cooperation with Xinnong Chuang, whereby we will provide planning services for the Xinnong Chuang 24 episodes • Taishan Tianze Idyllic Complex. We strive to design this project with the highest industry standard, promoting the integration of urban and rural lifestyles. We hope this project can serve as a model for future projects as we aim to create a community that emphasizes on cohesion, industrial and ecological revitalization, and culture diversity.”

About MDJM

Headquartered in Tianjin, China, MDJM is an emerging, integrated real-estate service company in China. The Company offers primary real estate agency services to real estate developers including integrated marketing, advertising, and strategy planning. The Company also provides real estate consulting and independent training services on an as-needed basis. Currently, the Company’s major market is Tianjin Autonomous Municipality. Since 2014, the Company has expanded its presence to other cities including Chengdu, Suzhou, and Yangzhou. In addition to its existing core business, the Company has successfully completed two major development projects, Xishe and Xishe Xianglin . For more information regarding the Company, please visit: http://ir.mdjhchina.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com